Exhibit 21.1

SUBSIDIARIES OF MERISANT COMPANY

Subsidiary	Jurisdiction of Incorporation or Organization
Merisant US, Inc.	Delaware
Merisant Foreign Holdings I, Inc.	Delaware
Merisant Argentina SRL	Argentina
Merisant Australia Pty Ltd	Australia
Merisant do Brasil Ltda	Brazil
Merisant Chile Limitada	Chile
Merisant Europe BVBA	Belgium
Merisant France SAS	France
Merisant Germany GMBH	Germany
Merisant India Private Limited	India
Merisant Mexico S de RL de CV	Mexico
Merisant Servicios Mexico S d RL de CV	Mexico
Merisant Netherlands BV	Netherlands
Merisant Sweetener (Philippines), Inc.	Philippines
Merisant Polska Sp zoo	Poland
Merisant Singapore Pte Ltd	Singapore
Merisant Spain SL	Spain
Merisant Company 2, Sarl	Switzerland
Merisant Taiwan Co Ltd	Taiwan
Merisant (Thailand) Ltd.	Thailand
Merisant UK Limited	United Kingdom
Merisant Venezuela SRL	Venezuela
Whole Earth Sweetener Company LLC	Delaware